July 17, 2020

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn:   Division of Corporation Finance,

Re:	Clip Interactive, LLC
Draft Registration Statement on Form S-1 Submitted November 1, 2019
CIK No. 0001554818

Dear Ladies and Gentlemen:

At the request of Clip Interactive., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated February 5, 2020 from Kathrine Krebs, Special Advisor, to Michael Lawless, Chief Executive Officer of the Company, relating to the draft registration statement on Form S-1 of the Company filed with the Commission on January 28, 2020 (the “Registration Statement”). We have filed simultaneously Amendment No. 2 to the draft Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the draft Registration Statement.

Note: Please be advised that the Company has determined that the Company’s name, upon conversion to a Delaware corporation, will be “Auddia Inc.” and not “Clip Interactive, Inc.” as previously disclosed in the draft Registration Statement. Accordingly, the appropriate edits have been made to indicate the change.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Going Concern, page 33

1.	We have considered your revised disclosure in response to prior comment 1. Please enhance your disclosure to specifically address how you intend to repay the remaining $2.0 million bank loan due on July 10, 2020, and your obligations under the arrangement with the shareholder who provides the collateral for this loan.

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Response

The disclosure has been amended in response to the Staff’s comment.

Business

Overview of Auddia, page 36

2.	You discuss on pages 2 and 36 the results of the research you commissioned and present it as support for the commercial viability of your Auddia App product. Please disclose the date of the research and report. Identify the entity that conducted the research and file a consent from that entity to the reference to its research and report in the registration statement.

3.	You disclose that the results of the research suggested $12 per month as the optimal price to maximize revenue and indicated that 29% of respondents were at least likely to subscribe to the product. Please clarify whether the results indicated that 29% of the respondents were likely to subscribe for $12 per month.

Response

In accordance with the previous correspondence between the Staff and the Company, the Company has amended the disclosure in the prospectus.

Our Existing Interactive Radio Platform, page 40

4.	You disclose that one customer generates approximately 70% of your ongoing revenue. Please identify this material customer.

Response

Since the previous filing, the Company has determined to change its business model so that the one customer reference is no longer relevant to the disclosure.

Financial Statements for the nine months ended September 30, 2019 (Unaudited), page F-1

5.	Please include an “unaudited” caption in the heading of each of your financial statements and notes to financial statements. This comment also applies to your financial statements for the nine months ended September 30, 2019 included in your Selling Stockholder Resale Prospectus.

Response

Amendment No. 2, filed herewith has included the audit for 2019 and the Quarter ended March 31, 2020.

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Management's Discussion and Analysis of Financial Condition and Results of Operations Emerging Growth Status, page Resale-35

6.	Your disclosure states that you will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for public entities. This is inconsistent with your disclosure on page 35 of your Public Offering Prospectus. Please revise or advise.

Response

The disclosure in the prospectus has been amended in accordance with the Staff’s comments.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By: s/ Brad Bingham

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